EXHIBIT 11


                              COLUMBUS ENERGY CORP.
                 Statement of Computation of Per Share Earnings
                                   (Unaudited)
                      (In Thousands Except Per Share Data)


                                       1996      1995       1994      1993      1992
                                      -------   -------    -------   -------   -------
Primary:

 Based on weighted  average
  shares  outstanding  including
 the effect of common
 stock equivalents:

 Weighted average shares
  outstanding: ....................     3,063     3,143      3,269     3,404     3,461

Incremental shares attributable
  to  dilutive  stock  options  and
  warrants outstanding based on
 average market price during
the period calculated using
 the treasury stock method ........        34         5         37        91        47
                                      -------   -------    -------   -------   -------

   Total average common and
    common equivalent shares ......     3,097     3,148      3,306     3,495     3,508
                                      =======   =======    =======   =======   =======

Net earnings (loss) ...............   $ 2,098   $(1,495)   $ 2,190   $ 3,806   $ 2,415
                                      =======   =======    =======   =======   =======

Earnings (loss) per share:
 Net earnings (loss) ..............   $   .68   $  (.48)   $   .67   $  1.12   $   .70
                                      =======   =======    =======   =======   =======

Note: Fully diluted earnings per share in 1995, 1994, and 1993 were identical to the primary earnings per share. Fully diluted incremental shares in 1996 and 1992 were 206,000 and 116,000 with total average common and common share equivalent shares 3,269,000 and 3,577,000, respectively. The number of shares and per share amounts from 1992-1994 have been restated to reflect the 10% stock dividends issued in 1994 and 1995.